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March 22, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Landa Financing LLC Offering Statement on Form 1-A Filed February 17, 2023 CIK No. 0001965132

Dear Staff of the Division of Corporation Finance:

This letter is submitted on behalf of Landa Financing LLC (the “Company”) in response to a comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 16, 2023 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A filed with the Commission on February 17, 2023 (the “Offering Statement”). The response provided is based upon information provided to Goodwin Procter LLP by the Company. The Company is concurrently filing an amended Offering Statement on Form 1-A (the “Amended Offering Statement”), which includes changes in response to the Staff’s comments as well as other revisions.

For your convenience, the Staff’s comments have been reproduced in bold italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Offering Statement. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Offering Statement.

Draft Offering Statement on Form 1-A

Cover Page

1.	Your disclosure states that the per share purchase price will be $10 for “approximately one year” and then your price will be determined on or “about the first day of each month (or such other period as determined by our Manager in its sole discretion, but no less frequently than annually) and will equal the Company’s net asset value (“NAV”), divided by the number of Shares outstanding as of the end of the immediately preceding month (such amount, the “NAV Per Share”).” However, at the market offerings are not permitted under Regulation A. See Rule 251(d)(3)(ii) of Regulation A. Therefore, please clarify when you expect to calculate NAV Per Share.

Response to Staff Comment No. 1

By permitting the Manager in the Offering Statement to exercise discretion to make changes to the pricing formulation, it was not the Company’s intention for the Offering to be considered an “at the market” offering. Therefore, in response to the Staff’s comment, the Company has determined to eliminate any discretion on the part of its Manager to change the pricing time periods, and has revised the Amended Offering Statement to reflect a fixed, quarterly pricing time period in relation to the pricing formulation of the Offering. Further and to the extent the Company determines in the future to set forth a different specified pricing period other than as stated in the Amended Offering Statement, the Company has revised the Amended Offering Statement to state that it will either terminate or amend this offering and file a new Offering Statement or Post Qualification Amendment in compliance with Regulation A.

Signatures, page 107

2.	Please add the signatures for the persons in the capacities of the company’s principal executive officer, principal financial officer, principal accounting officer, and a majority of the members of its board of directors. See instructions to signatures in Form 1-A.

Response to Staff Comment No. 2

In response to the Staff’s comment, the Company has revised the Amended Offering Statement to include the signatures for the persons in the capacities of the Company’s principal executive officer, principal financial officer, and principal accounting officer.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842.

Sincerely,

/s/ Mark Schonberger
Mark Schonberger

cc: Via E-mail

Yishai Cohen, Chief Executive Officer

Charles Tomlinson, Head of Accounting

Erick Posser, Esq., General Counsel

Landa Holdings, Inc.

Farnell Morisset, Esq.

Patrick Wilson, Esq.

Goodwin Procter LLP